UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Numbers 333-99455

(Check One):	Form 10-K and Form 10-KSB Form 20-F Form 11-K Form 10-Q and Form 10-QSB Form N-SAR

For Period Ended:   January 31, 2006

Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BRAZAURO RESOURCES CORPORATION
 Full Name of Registrant

Former Name if Applicable

800 Bering, Suite 208
Address of Principal Executive Office (Street and Number)

Houston TX 77057
City, State and Zip Code

PART II — RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Due to the registrant’s staffing shortages, the registrant was unable to complete the preparation and review of the financial statements prior to the filing due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification.

Kimberley Anderson (Name)	(206) (Area Code)	903-8803 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

Yes No

(3)	Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

BRAZAURO RESOURCES CORPORATION
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

May 1, 2006	/s/ Mark E. Jones, III Mark E. Jones, III Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL	MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

GENERAL  INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240/12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must have been completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.